BD - INDIRECT OWNERS

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
INSTINET INCORPORATED	DE	INSTINET HOLDINGS INCORPORATED	DIRECT OWNER	06/2006	E	Y	N	20-3880413
NHI ACQUISITION HOLDING INC.	DE	INSTINET INCORPORATED	DIRECT OWNER	02/2007	E	Y		20-8039713
NOMURA HOLDINGS, INC.	FE	NHI ACQUISITION HOLDING INC.	DIRECT OWNER	02/2007	E	Y	N	FOREIGN